

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

June 25, 2008

D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, Texas 75039

   RE: Fluor Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      File No. 1-16129

Dear Mr. Steuert:

   We have completed our review of your letter dated June 17, 2008 responding to our comment letter dated May 27, 2008 in connection with our review of Form 10-K for the fiscal year ended December 31, 2007. We have no further comments at this time.

   You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, the undersigned at (202) 551-3767 if you have any questions regarding legal matters.

           Sincerely,

           Jennifer R. Hardy
           Legal Branch Chief